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                              November 15, 2022

       Vininder Singh
       Chief Executive Officer
       BullFrog AI Holdings, Inc.
       325 Ellington Blvd., Unit 317
       Gaithersburg, MD 20878

                                                        Re: BullFrog AI
Holdings, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 7,
2022
                                                            File No. 333-267951

       Dear Vininder Singh:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Use of Proceeds, page 23

   1. We note your revised disclosure in response to prior comment 5 and reissue in part.
                                                        Please further revise
your Use of Proceeds section to state how far in the development process you estimate
the proceeds from this offering will enable you to reach for both your Mebendazole and
siRNA drug programs. Please also disclose the dollar amount you intend to allocate to
each program separately. With reference the last sentence of Item
                                                        504 of Regulation S-K,
please also revise the risk factor disclosure on page 17 to indicate that you have no
current specific plan for a significant portion of the offering proceeds and highlight this point in
the Summary risk factor disclosures on page 3.
 Vininder Singh
BullFrog AI Holdings, Inc.
November 15, 2022
Page 2

       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,
FirstName LastNameVininder Singh
                                                        Division of Corporation
Finance
Comapany NameBullFrog AI Holdings, Inc.
                                                        Office of Life Sciences
November 15, 2022 Page 2
cc:       Arthur Marcus, Esq.
FirstName LastName